Vera Therapeutics, Inc.

8000 Marina Boulevard, Suite 120

Brisbane, CA 94005

(650) 770-0077

June 9, 2022

VIA EDGAR

Michael Davis

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Vera Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-265408)
Request for Acceleration of Effective Date

Dear Mr. Davis:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vera Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on June 13, 2022 at 4:30 p.m. Eastern Time, or as soon thereafter as is practicable, or at such other time as the Registrant or its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. The Registrant hereby authorizes each of Jodie Bourdet and Alexa Ekman of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jodie Bourdet of Cooley LLP at (415) 693-2054, or in her absence, Alexa Ekman at (858) 550-6183.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

VERA THERAPEUTICS, INC.

By:	/s/ Marshall Fordyce
Name:	Marshall Fordyce, M.D.
Title:	Chief Executive Officer

cc:	Sean Grant, Chief Financial Officer, Vera Therapeutics, Inc.

Jodie Bourdet, Cooley LLP

Brett White, Cooley LLP

Alexa Ekman, Cooley LLP